UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                             BostonFed Bancorp Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    101178101
                      ----------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)              Page 1 of 5 pages

CUSIP No. 101178101                   13G                 Page 2 of 5 Pages


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Financial Fund, Inc.
           IRS ID No.: 13-3341573

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4         CITIZENSHIP OR PLACE OF ORGANIZATION
               Maryland

                5    SOLE VOTING POWER
 NUMBER OF                240,762

  SHARES        6     SHARED VOTING POWER
                                0
BENEFICIALLY

  OWNED BY      7     SOLE DISPOSITIVE POWER
                                0
   EACH

 REPORTING

  PERSON        8     SHARED DISPOSITIVE POWER
                           240,762
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    240,762

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                     N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     4.26%

12    TYPE OF REPORTING PERSON*

                     IC


SEC 1745 (2/92)              Page 2 of 5 pages

CUSIP No. 101178101                   13G                 Page 3 of 5 Pages


Item 1.
      (a)       Name of Issuer
                BostonFed Bancorp Inc.

      (b)       Address of Issuer's Principal Executive Offices
                17 New England Executive Park, Burlington, MA  01803

Item 2.
      (a)       Name of Person Filing

                First Financial Fund, Inc.

      (b)       Address of Principal Business Office or, if none, Residence

                Gateway Center Three
                100 Mulberry Street, 9th Floor
                Newark, NJ  07102-4077

      (c)       Citizenship

                Maryland

      (d)       Title of Class of Securities

                Common Stock

      (e)       CUSIP Number

                101178101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /__/       Broker or Dealer registered under Section 15 of the Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /X_/ Investment Company registered under section 8 of the Investment Company Act

      (e) /__/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                     240.13d-l(b)(l)(ii)(F)

      (g) /__/       Parent Holding Company, in accordance with
                     240.13d-l(b)(ii)(G) (Note: See Item 7)


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CUSIP No. 101178101                   13G                 Page 4 of 5 Pages



      (h) /__/       Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)       Amount Beneficially Owned
                240,762

      (b)       Percent of Class
                4.26%

      (c)       Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote
                     240,762
           (ii)  shared power to vote or to direct the vote
                           0
           (iii) sole power to dispose or to direct the dispostion of
                           0
           (iv)  shared power to dispose or to direct the disposition of
                     240,762

Item 5. Ownership of Five Percent or Less of a Class

      X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.




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CUSIP No. 101178101                   13G                 Page 5 of 5 Pages

Item 10. Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1998


First Financial Fund, Inc.

By: /s/ Stephanie A. Djinis
    -----------------------------
    Stephanie A. Djinis
    Assistant Secretary




SEC 1745 (2/92)              Page 5 of 5 pages